SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of December, 2003

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



                         RYANAIR LAUNCHES 9 NEW ROUTES
                            (4 NEW ROUTES FROM LONDON
             AND 5 NEW ROUTES FROM BRUSSELS, STOCKHOLM & FRANKFURT)

Ryanair, Europe's No.1 low fares airline, today (3rd December 2003) launched 4 new daily routes from London Stansted to AUSTRIA, ITALY, GERMANY and SPAIN, with fares staring from an incredible GBP19.99. Ryanair now has 71 destinations served from London Stansted airport, and the new routes to Erfurt (Germany), Linz (Austria), Bari (Italy) and Jerez (Spain) will add an extra 400,000 in passenger traffic through Stansted airport, and will create an additional 400 jobs in the regional economies.
In addition, Ryanair has launched 2 new routes from Stockholm Skavsta to ITALY, 2 new routes from Frankfurt Hahn to SPAIN & FINLAND, and a new route linking Brussels to SPAIN.

NEW ROUTES FROM LONDON STANSTED TO:
LINZ - BARI - ERFURT - JEREZ
NEW ROUTES FROM STOCKHOLM TO:
ROME & MILAN
NEW ROUTES FROM FRANKFURT HAHN TO:
REUS & TAMPERE
NEW ROUTE FROM BRUSSELS CHARLEROI TO:
VALLODOLID

Over the last 12 months, Ryanair has launched over 60 new routes, and after on-going reviews, several routes will cease from 14th January 2004.
London to: Ostend, Maastricht, Reims, Clermont Ferrand
Stockholm to: Oslo Torp, Tampere, Aarhus
Frankfurt to: Malmo Brussels to: Liverpool.

Commenting on the route announcements today, Ryanair's Chief Executive, Michael O'Leary said:

       "Over the last year, Ryanair operated over 70 routes, carried 11 Million passengers and saved British consumers over GBP1Billion. Today we are demonstrating our commitment to Brussels Charleroi airport by announcing a new route from Brussels Charleroi to Valladolid in Spain. The four new daily routes will commence on 15th January 2004, and will deliver 400,000 additional passengers and create 400 additional jobs.
       "We remain hopeful that the EU Commission will recognise the enormous benefits for Belgian consumers and visitors of low fares services at Brussels Charleroi. We call on the Commission to rule in favour of Brussels Charleroi which complied with the market investor principle in offering Ryanair and other airlines a low cost base. Low fares are serving the needs of consumers and helping to develop under-utilised secondary and regional airports.
       "Ryanair is Europe's No.1 low fares airline, offering consumers Europe's No.1 route network and Europe's No.1 customer service. Today's announcements confirm Ryanair's commitment to keep bringing Ryanair's low fares to millions of European citizens.
       "To celebrate our 9 new routes, Ryanair is holding the mother of all January Seat Sales* - WE PAY YOUR TAXES! Every seat every flight. This incredible offer is available right now at www.ryanair.com and bookings must be made before midnight Monday, 8th December 2003".

FROM LONDON TO:
            RYANAIR FARE           LUFTHANSA FARE           SAVING
ERFURT        GBP19.99                GBP397.20*             GBP377.21
(* London City to Leipzig)

           RYANAIR FARE            AUSTRIAN FARE            SAVING
LINZ         GBP19.99                 GBP262.10*            GBP242.11
(*London Heathrow to Innsbruck via Vienna)

              RYANAIR FARE             BA FARE             SAVING
BARI           GBP29.99                GBP506.30            GBP476.31

             RYANAIR FARE            IBERIA FARE            SAVING
JEREZ         GBP19.99                 GBP512.60            GBP492.61

Fares for these new routes will start at an incredible GBP19.99 and are available now at www.ryanair.com."

Ends.Wednesday, 3rd December 2003

For further information:
Paul Fitzsimmons - Ryanair    Pauline McAlester - Murray Consultants
Tel: 00 353 1 812 1228        Tel: 00 353 1 4980 300

*Booking Period: 4th December - Midnight Monday 8th December
Travel period: 5th January 2004 - 11th February 2004
Offer: Ryanair pays all taxes and charges - every seat every flight Subject to availability - terms & conditions apply





                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  03 December 2003

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director